December 24, 2008

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington DC 20549-7010

RE:  Adams Resources & Energy, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed March 31, 2008
        Response Letter Dated December 5, 2008
        File No. 1-07908

Dear Mr. Hiller:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2008 regarding our filing referenced above.  Where applicable, our responses refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”).  For your convenience, our responses below are prefaced by the staff’s corresponding comment.

COMMENT 1:

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis, page 16

Critical Accounting Policies and Use of Estimates, page 24

Fair Value Accounting, page 24

1.
We have read your response to prior comment two, regarding your accounting for contracts that you consider to be trading activities, not designated as normal purchases and sales.  You state that your margins result from the price differential between the acquisition cost at the wellhead relative to the obtained price at the market delivery points, “...less the costs associated with delivering the product.”

However, your disclosure under this heading states that you book these margins in the period that the contracts are executed, while “...personnel and other costs associated with servicing accounts as well as substantially all risks associated with the execution of the contracts are incurred during the period of physical product flow and title passage.”  Please address the following additional points.

Comment (a)

(a)
Clarify whether margins recognized upon the initial accounting for contracts designated as trading activities reflect costs associated with delivering the product, or if these costs are only reflected in the overall margin after settlement.

Response (a)

The mark-to-market determination is made by locations.  For example, if we have a contract to buy product at location A, we will mark that contract to the location A market price based on published prices and other observable inputs for location A.  Such available market data implicitly takes into account transportation costs.  Actual transaction costs associated with delivery are recognized in our financial statements as incurred, and are not explicitly part of the mark-to-market calculation.

Comment (b)

Tell us the significance of your statement that “underlying the mark-to-market calculation for physical crude oil and natural gas contracts is the fact that all volumes purchased, shipped and then sold have to be balanced...,” such that it is clear how the balancing effort factors into the valuation, as you suggest.

Response (b)

The balancing effort does not affect the valuation of our derivatives.  Balancing volumes sold and purchased is a business decision to minimize exposure to changes in market prices.  The example below (while being an over simplification) illustrates the principle.  Assume on December 1, 2008 we enter into a contract to purchase 100,000 barrels of crude oil at Cushing, Oklahoma at a fixed price of $50 per barrel for delivery in June 2009.  Since we made a purchase commitment for June 2009, we also choose to execute a balancing sales commitment in order to “lock in” a margin and eliminate exposure to changes in market prices between commitment date and delivery date.  Thus, continuing the example, on December 3, 2008 we sell 100,000 barrels of crude oil at Cushing, Oklahoma at a fixed price of $50.25 for June 2009 delivery.  On December 31, 2008 the market prices for June 2009 crude oil delivered at Cushing, Oklahoma is $45.39 per barrel.  The December 31, 2008 market-to-market calculation would be as follows:

Purchase contracts
Purchase price	$50.00
Market price	45.39
Loss per barrel	(4.61)
Volume – barrel	100,000

Valuation (loss)	(461,000)
Sales contracts
Sales price	50.25
Market price	45.39
Gain per barrel	4.86
Volume	100,000

Valuation gain	486,000
Net mark-to-market earnings	$25,000

Now, had the market price at December 31, 2008 been $55.39 per barrel, the calculation would have been as follows:

Purchase contracts
Purchase price	$50.00
Market price	55.39
Gain per barrel	5.39
Volume – barrel	100,000

Valuation gain	539,000
Sales contracts
Sales price	50.25
Market price	55.39
Gain per barrel	(5.14)
Volume	100,000

Valuation (loss)	(514,000)
Net mark-to-market earnings	$25,000

As shown, with balanced volumes and consistent methodology, the determination of market value inputs, while impacting the presentation in the balance sheet, has no impact on reported results of operations.

Comments (c) and (d)

Specify the amounts representing dealer profit (as this term is used in EITF 02-3) recognized for each year on contracts not settled as of the end of each period; and explain how the terms of individual contracts, either a buy absent a sell; or a sell absent a buy, reflect such profit if this is your view.

Identify the line on which you present these margins in your Statements of Operations, and clarify whether the totals recorded for contracts that had not been settled as of the end of each year correspond to those in the table on page 38.

Response (c) and (d)

The Company is a relatively small scale participant in a rather large scale industry.  As such, there is no significant, if any, dealer profit available or recognized in open contracts at the end of each period and our contracts are initiated at market values (ie. see our response to comment (f) below).

The table on page 38 of the Edgarized version of the Form 10-K reports the net fair value of risk management assets and liabilities (alternatively mark-to-market) as of the beginning and end of each year presented.  The component parts of such amounts are reflected on the Balance Sheets under the captions “Risk management receivables”, Risk management assets”, “Risk management payables” and Risk management liabilities”.

For income statement purposes, our practice in the past has been to classify net unrealized gains or losses as either “Revenues -- marketing” or “Costs and Expenses – marketing” depending on whether a gain or loss resulted.  Similarly, realized gains and losses are classified as revenue for gains and expense for losses.  We understand the Commission seeks consistency of application in this area.  In future filings, both unrealized and realized gains and losses will be netted and included in “Revenue --marketing”.  For the year 2007, realized losses totaling $983,000 were included in costs and expenses rather than being netted against revenues as will be the practice going forward.  Compared to over $2.5 billion in “Revenues – marketing” for 2007, such amount ($983,000) to be reclassified is not material.

Comment (e)

Tell us how margins associated with differences in the prices at different locations (e.g. at the wellhead versus market delivery points) are being associated with your accounting for the individual contracts in advance of settlement, as you suggest.

Response (e)

The market-to-market calculation is completed on a location by location basis.  Purchase contracts at the wellhead are marked to market prices at the field level location while sales contracts at delivery points are marked to market prices at the delivery point locations.   As noted above, unrealized margins are reflected in our Results of Operations via the mark-to-market calculation at the end of each accounting period.  Realized margins are recorded at the settlement of the contracts.

Comment (f)

Tell us whether you regard the prices negotiated in the separate contracts as being other than the fair values of the commodities to be either purchased or sold upon entering into the contracts; and if so, explain the basis for your position.

Response (f)

At the time of contract initiation, the negotiated price presumably reflects the fair value of the commodity since it results from a simple meeting of a willing seller and a willing buyer in an open and competitive marketplace.  Both parties have access to readily available market information as to the value of the commodity being negotiated, and the market is very active with a multitude of buyers and sellers negotiating contracts each day.  If we had reason to believe that a contract had off-market terms, it would be reviewed to assess the appropriate accounting; to date, however, we have no contracts that include off-market terms.

Please contact me if you have additional questions at 713-881-3673.

Sincerely,

Richard B. Abshire
Vice President – Finance

cc: Tracie Towner

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